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SEC FILE NUMBER

8-13026

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/06** AND ENDING **10/31/07**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Funds Associates, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1701 Chili Avenue
(No and Street)

Rochester	**New York**	**14624**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Zollo **(585) 235-3600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

1170 Chili Avenue	**Rochester**	**New York**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Scott J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Funds Associates, Inc., as of October 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

PAUL H. SALMIN
Notary Public in the State of New York
MONROE COUNTY
Commission Expires 9/30/09

Principal
Title



Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Mutual Funds Associates, Inc.

We have audited the accompanying statements of financial condition of Mutual Funds Associates, Inc. as of October 31, 2007 and 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Salmin, Celona, Wehrle & Flaherty, LLP

December 18, 2007

The CPA. Never Underestimate The Value.®
Members of the American Institute of Certified Public Accountants

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 131,381	$ 63,395
Marketable securities	62,397	149,327
Commissions receivable	2,551	4,483
Prepaid expenses	1,740	1,740
Property and equipment, net	5,517	-
Total assets	$ 203,586	$ 218,945

LIABILITIES AND SHAREHOLDER'S EQUITY

	2007	2006
Liabilities:		
Commissions payable	$ 12,458	$ 8,758
Accounts payable	2,800	2,800
Income taxes payable	15,456	7,675
Total liabilities	30,714	19,233
Shareholder's equity:		
Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares	6,000	6,000
Retained earnings	166,872	193,712
Total shareholder's equity	172,872	199,712
Total liabilities and shareholder's equity	$ 203,586	$ 218,945

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED OCTOBER 31, 2007 AND 2006

	2007	2006
Revenue:		
Commissions - investments	$ 216,880	$ 217,909
Commissions - annuities	183,957	162,944
Commissions - risk management	138,649	140,541
Dividends and interest income	10,579	12,121
Other revenue	40,490	426
Total revenue	590,555	533,941
Expenses:		
Commissions	389,607	383,225
Management fees	55,800	47,900
Rent	36,000	36,000
Office supplies and expense	9,114	7,843
Insurance	2,029	2,115
Professional fees	4,771	7,529
Depreciation	974	-
Total expenses	498,295	484,612
Income before provisions from income taxes	92,260	49,329
Provision for income taxes	19,100	8,250
Net income	$ 73,160	$ 41,079

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2007 AND 2006

	Common Stock	Retained Earnings	Total
Balance, November 1, 2005	$ 6,000	$ 232,633	$ 238,633
Dividends paid	-	(80,000)	(80,000)
Net income for the year ended October 31, 2006	-	41,079	41,079
Balance, October 31, 2006	6,000	193,712	199,712
Dividends paid	-	(100,000)	(100,000)
Net income for the year ended October 31, 2007	-	73,160	73,160
Balance, October 31, 2007	$ 6,000	$ 166,872	$ 172,872

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 73,160	$ 41,079
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	974	-
Decrease (increase) in marketable securities	86,930	(10,078)
Decrease (increase) in commissions receivable	1,932	27,370
Increase (decrease) in commissions payable	3,700	(37,152)
Increase (decrease) in income taxes payable	7,781	(2,589)
Total adjustments	101,317	(22,449)
Net cash provided by operating activities	174,477	18,630
Cash flows from investing activities:		
Acquisition of property and equipment	(6,491)	-
Net cash used in investing activities	(6,491)	-
Cash flows from financing activities:		
Dividends paid	(100,000)	(80,000)
Net cash used in financing activities	(100,000)	(80,000)
Net increase (decrease) in cash and cash equivalents	67,986	(61,370)
Cash and cash equivalents - beginning of year	63,395	124,765
Cash and cash equivalents - end of year	$ 131,381	$ 63,395
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 11,319	$ 10,839

See accompanying notes to financial statements

1. THE COMPANY

Mutual Funds Associates, Inc. is a commission based representative for several Mutual Fund Companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the Mutual Fund Companies and are managed solely by those funds. Mutual Funds Associates, Inc. is strictly a representative and its client base is mostly from the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method - The Company utilizes the accrual method of accounting which recognizes revenue when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies, and are classified as trading securities. These securities are carried at fair value based upon the quoted market price of the investment.

An unrealized gain on these securities of $5,428 and unrealized loss of $529 has been recorded for the years ended October 31, 2007 and 2006, respectively. When calculating realized gains or losses on the disposition of trading securities, the average cost method is used.

Commissions Receivable - The Company has receivables that arise from placing clients with Mutual Fund Companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is five years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in income.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Marketable securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in these financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2007	2006
Office equipment	$ 6,491	$ -
Less: Accumulated depreciation	974	-
	$ 5,517	$ -

4. NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Rule 15c3-1, the net capital Rule, under the Securities Exchange Act of 1934. On October 31, 2007, the Company had net capital of $156,205 against a net capital requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was .197 to 1.

5. INCOME TAXES

The provision for income taxes consists of the following:

	2007	2006
Currently payable – Federal	$ 14,100	$ 6,300
Currently payable – State	5,000	1,950
	$ 19,100	$ 8,250

The actual income tax provision for the year ended October 31, 2007 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes, depreciation and the effect of the unrealized gain on securities.

The actual income tax provision for the year ended October 31, 2006 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes and the effect of the unrealized loss on securities.

6. RELATED PARTY TRANSACTIONS

The Company receives commission revenue from Core Alpha, Inc., an entity 50% owned by the shareholder, for placing clients with Mutual Fund Companies. Commission income totaled $131,670 and $130,102 for the years ended October 31, 2007 and 2006, respectively.

The Company rents office space and equipment under an informal agreement from the shareholder. Rental expense under this informal agreement amounted to $36,000 for the years ended October 31, 2007 and 2006, respectively.

The Company paid management fees to Accuvest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $55,800 and $47,900 for the years ended October 31, 2007 and 2006, respectively.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
Mutual Funds Associates, Inc.

Our report on our audit of the basic financial statements of Mutual Funds Associates, Inc. as of and for the year ended October 31, 2007 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

December 18, 2007

The CPA. Never Underestimate The Value.®
Members of the American Institute of Certified Public Accountants

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2007

1. Total ownership equity from Statement of Financial Condition	$ 172,872
2. Deduct: Ownership equity not allowable for net capital	-
3. Total ownership equity qualified for net capital	172,872
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	172,872
6. Deductions and/or charges:	
A. Total non-allowable assets from Statement of Financial Condition	(7,257)
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commodities	-
D. Other deductions and/or charges	-
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	165,615
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	(9,360)
D. Under concentration	-
E. Other	(50)
10. Net capital	$ 156,205

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2007
(Continued)

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,049
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 151,205
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 153,134

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 30,714
17.	Add: a. Drafts for immediate credit	-
	b. Market value of securities borrowed for which no equivalent value is paid or credited	-
	c. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 30,714
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	19.7%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 158,986
Adjustments made to expense accounts which decreased ownership equity	(7,781)
Excess net capital per this computation	$ 151,205

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2007

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Mutual Funds Associates, Inc.

In planning and performing our audit of the financial statements of Mutual Funds Associates, Inc. (the Company) as of and for the year ended October 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The CPA. Never Underestimate The Value.®
Members of the American Institute of Certified Public Accountants

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

December 18, 2007

END